Pricing Supplement Dated October 5, 2009				Rule 424 (b) (3)

(To Prospectus Dated January 16, 2009)				File No. 333-156775

GMAC Inc.
Demand Notes - Floating Rate

Annual Yield:	2.15%

Effective Dates:	10-05-2009	through	10-11-2009